FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  January 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

January 10, 2006

Minco Silver Corporation enters into a contract to explore and develop the Fuwan Silver Property with the Guangdong Geological Exploration and Development Corp.

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

THE CONTRACT TO EXPLORE AND DEVELOP THE FUWAN SILVER & MULTI-METALS RESOURCES IN GUANGDONG PROVINCE DATED JANUARY 10, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:    January 26, 2006

Ken Z. Cai

President & CEO

Exhibit 2.1

Translation/Summary

THE CONTRACT

TO EXPLORE AND DEVELOP

FUWAN SILVER & MULTI-METALS RESOURCES

IN GUANGDONG PROVINCE

Date: JANUARY 10, 2006

THIS CONTRACT is entered into on this 10th day of January 2006.

BETWEEN

GUANGDONG GEOLOGICAL EXPLORATION AND DEVELOPMENT CORP. (hereinafter called “GGEDC”)

AND

MINCO SILVER CORPORATION (hereinafter called "MSC”)

WHEREAS

GGEDC and MSC have entered into “The Joint Venture Agreement to Explore and Develop Fuwan Silver & Multi-metals Resources in Guangdong Province” on April 16, 2004 and “The Amendment to Joint Venture Agreement to Explore and Develop Fuwan Silver & Multi-metals Resources in Guangdong Province” on August 18, 2004 and “The Joint Venture Contract for Guangdong Minco-Nanling Mining Co., Ltd.” on September 28, 2004;  the No. 757 Geo-Exploration Team of Guangdong Geological Exploration Bureau and MSC have entered into “The Amendment Contract to Transfer the Exploration Permits on Fuwan Silver Properties” on November 19, 2004, and agreed to the Beneficial Interest share of 30% for GGEDC and 70% for MSC and specific arrangements to explore and develop the silver and other multi-metals resources on Fuwan properties.

Because of work progress and situation changes since then, there are needs to modify the cooperation between the two parties, now therefore, under the principle of equality and mutual benefits, and through friendly negotiation, all parties agree on the following provisions:

1.

The Fuwan Silver property held under the Exploration Permit #100000520120 (area 0.79 sq. km) by MSC’s affiliate, Minco Mining (China) Corporation, and the 3 surrounding properties held under the Exploration Permits # 100000520045, 100000520046, 100000520047 (total area 204.84 sq. km) shall now be explored and developed by MSC or its related companies, the two parties will no longer pursue to cooperate through the joint venture enterprise structure.

2.

MSC shall undertake the evaluation fee of 80,000 RMB for the Fuwan Exploration Permits,  and the Fuwan Exploration Permit transfer price of 10.33 million RMB, as well as the 1.5 million technical service charges for the newly registered exploration permits for the surrounding properties; MSC shall bear the funding needs for the exploration and development of the above four properties; the specific amount of the contributions and its schedule shall be determined according to the progress of the project.

3.

MSC shall proceed with the above projects through the Guangdong branch of Minco Mining (China) Corporation.  The two parties will no longer to establish the Guangdong Minco-Nanling Mining Co., Ltd. as it was originally planed; any articles in the prior established agreements relating to the establishment of the Joint Venture Enterprise shall no longer be performed.  The above four Exploration Permits shall be wholly owned by MSC, and shall not be transferred to the Joint Venture Enterprise.   MSC shall assume all the rights and obligations of the Joint Venture Enterprise as established in the prior established agreements.

4.

GGEDC shall no longer be responsible for any early stage expenses and capital contributions for the project.  GGEDC shall however, provide assistance to MSC in the following areas: to coordinate the relationship with the local government; to assist MSC to apply for the Exploration Permits; to assist MSC to apply for land tiles, and connection to water, electricity and transportation infrastructure; to assist oversea personnel to obtain visas; to assist to establish good working relationship with the relevant government authorities.

5.

GGEDC shall be entitled to 10% of profit sharing from the above four project.

6.

The total price for the Exploration Permits transfer is 10.33 million RMB (the “Transfer Price”) as affirmed by the Ministry of Land and Resources.  The Transfer Price shall be paid in the following instalments:

a.

Within 30 days after the government approval for the transfer of Exploration Permit (the “Commencement Date of the Contract”), MSC shall pay 40% of the Transfer Price to GGEDC.

b.

Within 12 months after the Commencement Date of the Contract, MSC shall pay another 30% of the Transfer Price to GGEDC.

c.

Within 24 months after the Commencement Date of the Contract, MSC shall pay the remaining 30% of the Transfer Price to GGEDC.

7.

All articles in the prior established agreements which are not related to the establishment of the Joint Venture Enterprise shall be continually performed, except those had already been performed.

8.

Both parties shall assemble a leading task force for the above project.  The task force shall be composed of three (3) members.  The team leader shall be appointed by MSC, the other two members shall be appointed each by GGEDC and MSC.

9.

GGEDC may assign one or two technical personnel to participate in MSC’s project, according with the requirements of MSC.

10.

In the event of any contradiction between this contract and the prior established agreements, this contract shall prevail.

11.

This contract has 6 copies, and each party shall keep 3 copies.

Signed by

Huanxi Wei /S/ Legal Representative of Guangdong Geological Exploration and Development Corp.	Ken Cai /S/ Legal Representative of Minco Silver Corporation